VIA EDGAR

November 19, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention: Kathleen Collins

Re:	Form 20-F for the Fiscal Year Ended December 31, 2007
Filed June 25, 2008
File No. 0-20181

Ladies and Gentlemen:

        Sapiens International Corporation N.V. (the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated October 20, 2008 (the “Following Comment Letter”), which was further to a Staff comment letter initially issued on August 19, 2008 (the “Initial Comment Letter”).

        To facilitate your review of our responses to the comments by the Staff as set forth in the Following Comment Letter, we have reproduced below the Staff’s comments followed by our responses.

Form 20-F for Fiscal Year Ended December 31, 2007

Note 2. Significant Accounting Policies

Capitalized Software Development Costs, page F-15

1.	We note from your response to our prior comment 1 that the Company determines that they have reached technological feasibility for a particular product once you have established a detailed program design (“DPD”). Please explain further how you evaluate the detailed program designs pursuant to the criteria in paragraph 4(a) of SFAS 86 in determining that technological feasibility had been achieved. In addition, we note that costs incurred to reach DPD on the eMerge and INSIGHT products is approximately 5-10% and 10-15%, respectively of the total development costs for each respective product. Please explain further why over 80% of your product development costs are incurred after you have achieved technological feasibility and tell us how this compares to other companies in your industry. Also, tell us the type of costs that are capitalized once the DPD has been established. In this regard, please tell us whether you capitalize any indirect costs of production and if so, tell us how you considered Question 11 of the Statement 86 FASB Staff Implementation Guide.

In response to the Staff’s comment, the Company respectfully submits that, the technological feasibility is established for the Company’s products when the product design and detail program design is completed, as defined in paragraph 4(a) of SFAS 86.

Appendix C of SFAS 86 defines product design as “A logical representation of all product functions in sufficient detail to serve as product specifications”. The Company’s completed product design includes all the following product specifications: the type of product and its objectives are clearly defined; system requirements are completed, verified and approved; and product architecture, including general inputs and outputs, data transformation definitions, structure and logical flow, porting detailed specifications are completed and verified as well.

In addition, Appendix C of SFAS 86 defines detail program design as “The detail design of a computer software product that takes product function, feature, and technical requirements to their most detailed, logical form and is ready for coding”. A detailed program design which has been completed includes field definitions, algorithms, specific arrays of data, special routines and porting process changes in a way that is ready for the coding process and other activities as outlined below.

The Company supplementally advises the Staff that it believes that it meets the requirements of Paragraph 4(a) for FAS 86 in determining that technological feasibility has been achieved for the following reasons:

—	The program design and detail program design are completed, reviewed and approved by the product manager and VP R&D and based on the Company’s history it believes it has the necessary skills to produce the respective products.

—	We confirm and document that the detail program design supports the product specifications when technological feasibility is achieved.

—	No high-risk development issues are identified as a result of the VP R&D’s review of the detail program design.

As previously noted, over 80% of our product development costs are incurred after we achieve technological feasibility and this is due to the fact that significant development efforts are allocated to coding, integration and testing, as compared to analysis and design (detail program design). The Company’s development process has several unique characteristics that influence the project effort breakdown among the various development activities / phases as follows:

—	Coding is performed in IBM Assembly language and IBM development platforms (z/OS, z/VM, OS/400), which is labor intensive relative to other high-level programming languages (such as C, Cobol, etc.), which are typically used on software projects; however, this type of coding provides high run-time performance.

—	In general, software products may be developed on one platform. In Sapiens’ case, substantially all the developed products are designed and built as multi-platform products, including IBM and non-IBM platforms – HP/UX, Linux, Windows and OS/400, as well as multi- languages, which require additional development effort.

—	As the products are multi-platform supported, extensive testing is performed at customers’ sites on all platforms before the product reaches general release in order to ensure the requested level of functionality required from a multi-platform product.

The Company was unable to obtain publicly available information of companies in its industry with respect to the development costs incurred prior to reaching technological feasibility as a proportion of total development costs. However, the Company reviewed research material that is publicly available in respect of project breakdown models of software development efforts (including references to project breakdown models presented by The US Department of Defense Software Technology Strategy, The US National Aeronautics and Space Agency (NASA) Manager’s Handbook for Software Development and The International Software Benchmarking Standards Group (ISBSG)).

Based on the research material reviewed as described per above, the distribution of the work effort breakdown for new software development projects is presented on a per activity basis (requirements analysis, preliminary and detailed design, implementation and integration, system and acceptance testing, documentation and management efforts) and the cost effort breakdown of the development prior to detail program design ranges from 20-35% of the total development costs.

Sapiens development costs subsequent to detail program design (DPD) as a percentage of total development costs is higher than the references provided above due to the unique characteristics of the Company’s development process (coding, multiplatform development and extensive testing), which is more labor intensive and costly in the development phases that are subsequent to the DPD as described above. Based on the Company’s experience in the industry, management believes that cost effort breakdown of Sapiens development process is reasonable and properly reflects the various stages of the development of its products.

Also, tell us the type of costs that are capitalized once the DPD has been established. In this regard, please tell us whether you capitalize any indirect costs of production and if so, tell us how you considered Question 11 of the Statement 86 FASB Staff Implementation Guide.

In response to the Staff’s comment, the Company respectfully submits that the Company capitalizes the following costs: salary expenses of the employees and the costs of subcontractors or other external consultants directly related to the development of products, depreciation of the equipment used in the development process, allocated facility costs (which include rent and utilities), as well as interest pursuant to FASB Statement No. 34, Capitalization of Interest Cost. As described above, it shouldbe noted that the Company does not capitalize general and administrative expenses, as these costs relate to the period in which they are incurred as addressed in Question 11 of the Statement 86 FASB Staff Implementation Guide.

2.	We further note from your response to prior comment 1 that management has determined the new generation of eMerge and INSIGHT products have longer useful lives due mainly to the service oriented architecture of the eMerge product line and the extensive capabilities of the INSIGHT products. You also indicate the Company’s does not plan to develop any new products in next five years to replace these products. Please revise your MD&A disclosures in future filings to include a discussion regarding the reasons behind the longer amortization periods for your new generation products as well as any anticipated variance or trend for your new generation products as well as any anticipated variance or trend impacting the Company’s cost of revenue and profit margins as a result of such change.

In response to the Staff’s comment, the Company respectfully submits that, the Company will revise its MD&A disclosures in future filings to include a discussion regarding the reasons behind the longer amortization periods for its new generation products, as well as any anticipated variance or trend for our new generation products as well as any anticipated variance or trend impacting the Company’s cost of revenue and profit margins as a result of such change.

Revenue Recognition, page F-16

3.	We note your response to our prior comments 3 and 4 where you indicate that the IT outsourcing services are outside the scope of SOP 97-2 and you recognize revenue for such outsourcing revenues in accordance with SAB 104. Tell us how you considered the guidance in TPA 5100.39 in determining that the outsourcing services should be considered a separate contract versus combining such contracts with your license contracts as a multiple element arrangement. Please address each factor considered under TPA 5100.39 to support your conclusions.

Initially, the customer purchases a license and post customer support (“pcs”) for the license. In addition to the purchase of the license, the customer may develop itself or request Sapiens to develop certain applications on the license purchased to customize the product for its own needs (“consulting services”). These type of multiple element arrangements (which include license, pcs and consulting services) are accounted for in accordance with SOP 81-1 and /or SOP 97-2 as described in our response 2 to the Initial Comment Letter.

After such applications are developed on the license, which may take several months up to one year, the customer may request that Sapiens provide additional outsourcing IT services, mainly maintenance and support, as well as preparation of certain reports and analyses of the customer applications which are integrated on the Company’s licenses (Sapiens Maintenance Practice agreement “SMP outsourcing services”). These SMP outsourcing services are a separate element from the pcs provided by Sapiens on the license initially purchased. These services may be performed by the customer; however, it may be the customer’s preference to have such services outsourced to the Company.

We considered the guidance in TPA 5100.39 in determining whether the outsourcing services should be considered a separate contract versus combining such contracts with our license and service contracts as a multiple element arrangement as follows:

1. The agreements for the license and consulting services and for the SMP outsourcing services are negotiated separately, generally including a time difference of at least six months or more. This is due to the fact that after the customer purchases the license, it takes several months for the customer applications to be developed on the license.

2. The license and consulting services (bundled agreement) and the SMP outsourcing services with respect to the customer’s applications are not dependent on each other in terms of design, technology, or function. The SMP outsourcing services are not essential to the functionality of the license and customer applications developed. The customer is not required to purchase the SMP outsourcing services in order to use the license or customer applications developed on the Company’s license.

3. There are no refunds, forfeitures or other concessions of license and/or consulting fees if the SMP agreement is not completed satisfactorily.

4. Payment terms under the license and/or consulting agreement do not coincide with performance criteria under the SMP agreement, and vice versa.

5. The negotiations for the license and/or consulting agreement (bundled agreement) and the SMP outsourcing services are generally conducted with one party in different time frames as described in 1. above.

Based on the above indicators, we concluded that the SMP outsourcing services should be considered a separate contract.

Acknowledgment

        In connection with the foregoing responses to the Staff’s Following Comment Letter, the Company acknowledges that:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s annual report on Form 20-F;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s annual report on Form 20-F; and

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact the undersigned at [972-8-9382701] or by facsimile at [972-8-9382730.].

Sincerely, By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer